Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

VIROLOGIC, INC.

ViroLogic, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST: The name of the Corporation is ViroLogic, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is November 14, 1995.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:

Article IV.A. shall be amended and restated to read in its entirety as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of Common Stock which the Corporation is authorized to issue is two hundred million (200,000,000) shares, each having a par value of one-tenth of one cent ($.001). The total number of shares of Preferred Stock which the Corporation is authorized to issue is five million (5,000,000) shares, each having a par value of one-tenth of one cent ($.001).”

FOURTH: Thereafter pursuant to a resolution of the Board of Directors, the foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, ViroLogic, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer and attested to by its Secretary this 10th day of December, 2004.

VIROLOGIC, INC.

	By:	/s/ William D. Young
William D. Young, Chief Executive Officer
ATTEST:

/s/ Kathy L. Hibbs
Kathy L. Hibbs, Secretary